

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

<u>Via E-mail</u>
Mr. Derica W. Rice
Chief Financial Officer
Eli Lilly & Company
Lilly Corporate Center
Indianapolis, IN 46285

     Re: **Eli Lilly & Company**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 21, 2013
               File No. 001-06351

Dear Mr. Rice:

     We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Joel Parker

               Joel Parker
               Accounting Branch Chief